Craveworthy Brands Overview Video Transcript

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Craveworthy Brands

Shaping the Fast Casual Industry

The Restaurant platform company - founded by Gregg Majewski

Positioned for growth - as the fast casual industry hits $364B by 2028

Led by industry experts - building world class experiences

As a portfolio of brands - meeting consumers demands

Our shared services model boosts sales and streamlines operations

With relentless focus on culinary excellence, innovation, culture of hospitality

Growth through franchising, corporate locations, and acquisitions

Asset light- Scalable model

With a goal of $1B in sales in 5 years

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Craveworthy Brands

Craveworthybrands.com